EXHIBIT 99.1

T 604.682.3701 F 604.682.3600	Suite 900, 570 Granville Street Vancouver, BC V6C 3P1	www.levon.com

NOTICE OF ANNUAL GENERAL & SPECIAL MEETING

TAKE NOTICE that the 2012 Annual General & Special Meeting (the "Meeting") of the shareholders of Levon Resources Ltd. (the "Company") will be held at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia V6C 1B6 on:

Friday, September 21, 2012

at the hour of 11:00am (local time) for the following purposes:

1)	to receive the report of the directors;

2)	to receive the financial statements of the Company for the fiscal year ended March 31, 2012, and the report of the auditor thereon;

3)	to appoint an auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor;

4)	to fix the number of directors of the Company at seven;

5)	to elect directors of the Company for the ensuing year;

6)	to consider, and if thought fit, to pass an ordinary resolution to approve amendments to the Company's stock option plan, as more particularly described in the Information Circular;

7)
to consider, and if thought fit, to pass an ordinary resolution to approve the re-pricing of stock options granted to directors, officers and consultants, as more particularly set out in the Information Circular; and

8)	to transact such other business as may properly come before the Meeting or any adjournment thereof.

Accompanying this Notice are an Information Circular dated August 17, 2012 and form of proxy.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his or her stead.  If you are unable to attend the Meeting, or any adjournment thereof in person, please read the notes accompanying the form of proxy enclosed herewith and then complete and return the form of proxy within the time set out in the notes.  The enclosed form of proxy is solicited by management of the Company but, as set out in the notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 17th day of August, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

"Ron Tremblay"

________________________________________
Ron Tremblay
President & Chief Executive Officer